Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 26, 2026 - 3:00 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Adoption of the Dutch statutory annual accounts over the financial year 2025	2,437,937,645	128,370	349,430
Appointment of the external auditor for the financial year 2026	2,433,554,675	4,799,950	60,820
Release of the managing directors from liability for the exercise of their duties during the financial year 2025	2,437,509,290	574,930	331,225
Re-appointment of Johannes Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2029	2,438,132,190	151,345	131,910
Re-appointment of Jasmine Ezz as managing director for a period expiring at the end of the annual general meeting to be held in the year 2029	2,438,108,415	176,545	130,485
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2025	2,437,284,475	806,795	324,175
Re-appointment of Rolf Schrömgens as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2029	2,437,839,225	483,105	93,115
Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan	2,432,737,445	5,561,855	116,145
Authorization of the management board to acquire shares or depositary receipts for shares in the Company's capital	2,438,153,235	82,545	179,665
Authorization of the management board to cancel shares held by the Company in its capital	2,437,922,420	367,975	125,050